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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                        Community Financial Group, Inc.
                  ------------------------------------------
                               (Name of Issuer)




                        Common Stock ($6.00 per value)
                  ------------------------------------------
                        (Title of Class of Securities)


                                  Leon Moore
                             217 West Main Street
                              Gallatin, TN 37066
                                (615) 452-7200
                    ---------------------------------------
                      (Name, address and telephone number
                        of person authorized to receive
                          notices and communications)



                               December 27, 1996
                           ------------------------
                                (Date of Event)



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1.          Name of Reporting Person:

            Leon Moore
            ###-##-####

2.          Check Appropriate Box if Member of a Group (a) _X_   (b) ___

3.          SEC Use

4.          Source of Funds: PF

5.          Check Box if Disclosure of Legal Proceeding Required ___

6.          Citizenship or Place of Organization: USA

7.          Sole Voting Power:   236,182

8.          Shared Voting Power:   18,091

9.          Sole Dispositive Power:   236,182

10.         Shared Dispositive Power:   18,091

11.         Aggregate Amount Beneficially Owned:   254,273

12.         Check Box if Aggregate Amount Excludes Shares ___

13.         Percent of Class Represented: 11.6%

14.         Type of Reporting Person: IN



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1.          Name of Reporting Person:

            ShoLodge, Inc.
            62-1015641

2.          Check Appropriate Box if Member of a Group (a) _X_   (b) ___

3.          SEC Use

4.          Source of Funds: n/a

5.          Check Box if Disclosure of Legal Proceeding Required ___

6.          Citizenship or Place of Organization: Tennessee

7.          Sole Voting Power: 18,091

8.          Shared Voting Power:   0

9.          Sole Dispositive Power:   18,091

10.         Shared Dispositive Power:   0

11.         Aggregate Amount Beneficially Owned:   18,091

12.         Check Box if Aggregate Amount Excludes Shares ___

13.         Percent of Class Represented: less than 1%

14.         Type of Reporting Person: CO



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1.          Name of Reporting Person:

            The Leon Moore Family Trust

2.          Check Appropriate Box if Member of a Group (a) _X_   (b) ___

3.          SEC Use

4.          Source of Funds: n/a

5.          Check Box if Disclosure of Legal Proceeding Required ___

6.          Citizenship or Place of Organization: Tennessee

7.          Sole Voting Power: 8,617

8.          Shared Voting Power:   0

9.          Sole Dispositive Power:   8,617

10.         Shared Dispositive Power:   0

11.         Aggregate Amount Beneficially Owned:   8,617

12.         Check Box if Aggregate Amount Excludes Shares ___

13.         Percent of Class Represented: less than 1%

14.         Type of Reporting Person: OO





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Item 1.     Security and Issuer.

            No change from original Schedule 13D.

Item 2.     Identity and Background.

            No change from original Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

            The shares acquired since Amendment Number 1 to the Schedule 13D included those issued by the issuer to Mr. Moore as a director of the issuer in payment of directors' fees and the transfer for shares from ShoLodge, Inc. to Mr. Moore, personally, which transfer was funded by Mr. Moore's personal funds..

Item 4.     Purpose of Transaction.

            No change from original Schedule 13D.


Item 5.     Interest and Securities of the Issuer.

            Since Amendment Number 1 to the Schedule 13D, the issuer has issued 519 shares to Mr. Moore as payment of directors' fees. On December 27, 1996 ShoLodge, Inc. sold 90,909 shares to Mr. Moore, personally, which purchase was funded by personal funds.

            The table set forth below states the aggregate number and percentage of the class of securities identified pursuant to Item 1 (based on the number of securities outstanding as contained in the most recently available filing pursuant to the Securities Exchange Act of 1934 by the issuer) beneficially owned by each person named in Item 2.

                         Sole       Shared         Sole             Shared
                        Voting      Voting      Dispositive       Dispositive
                        Power       Power         Power             Power

Leon Moore             236,182{(1)} 18,091{(2)}  236,182{(1)}      18,091{(2)}
ShoLodge, Inc.          18,091        0           18,901             0
The Leon Moore
  Family Trust           8,617        0            8,617             0
______________
{(1)}Includes 8,617 shares owned by The Leon Moore Family Trust.
{(2)}Consists of 18,901 shares owned by ShoLodge, Inc.


Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

            No change from original Schedule 13D.


Item 7.     Material to be Filed as Exhibits.

            No change from original Schedule 13D.




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                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment Number 2 to
Schedule 13D is true, complete and correct.



Dated: January 9, 1997                    /S/LEON MOORE
                                          Leon Moore



                                          ShoLodge, Inc.


                                          By: /s/ LEON MOORE
                                              Leon Moore, President



                                          The Leon Moore Family Trust


                                          By: /s/ LEON MOORE
                                              Leon Moore, Trustee